Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764
  NEWSRELEASE
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LAKE SHORE GOLD ANNOUNCES DETAILS OF FIRST QUARTER 2013 CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO-- (Marketwired – May 7, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company plans to release its first quarter 2013 financial results following the market close on Tuesday, May 14, 2013. The Company will then host a conference call and webcast to review the results on Wednesday, May 15, 2013 at 2:00 pm EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-8018 or 866-223-7781
Replay number: 905-694-9451 or 800-408-3053
Re-dial ID: 8256094
Available until: 11:59 pm (May 22, 2013)

In addition to the first quarter 2013 conference call and webcast, the Company also plans to provide a webcast of its annual meeting to be held the same day, Wednesday, May 15, 2013, at 8:30 am. The meeting will be held at the TMX Broadcast Centre, located at 130 King Street West in Toronto, Ontario.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com